767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

November 21, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Max A. Webb

Re:                             AMC Entertainment Holdings, Inc. Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-190904)

Dear Mr. Webb:

On behalf of our client, AMC Entertainment Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-190904) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated November 20, 2013. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 3, including copies marked to show the changes effected by Amendment No. 3.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3.

Our Competitive Strengths, page 8

Experienced and Dynamic Team, page 10

1.              We note your response to our prior comment 2. As requested in our prior comment, to the extent that your revised compensation agreements with management that will be adopted in connection with your planned public offering are expected to have a material impact on your results of operations, please revise the pro forma financial information included on pages 41 through 53 of the registration statement to include pro forma adjustments giving effect to these revised compensation arrangements.

The Company acknowledges the Staff’s comment and respectfully directs the Staff to note 12 of the pro forma financial information. The expense attributable to the grants of fully vested shares of the Company’s common stock to participants in the MPSP upon the consummation of the offering is the only aspect of the revised compensation agreements with management that is expected to have an impact on the Company’s results of operations. The Company has revised note 12 to provide additional detail on how this expense will be calculated.  The Company will provide omitted information in a future pre-effective amendment to the Registration Statement when a price range for the offering is determined.

The Reclassification, page 11

2.                    We note your response to our prior comment 3 and the changes that have been made to your balance sheet and notes to your financial statements on pages F-4 and F-9. Once the number of shares to be issued pursuant to the Reclassification has been determined, please revise to reflect the related adjustments in your pro forma balance sheet on page F-4. Note 1 on page F-9 should also be revised to explain in further detail how the pro forma amounts were calculated or determined.

The Company acknowledges the Staff’s comment and confirms that once the number of shares to be issued pursuant to the Reclassification is determined it will revise its pro forma balance sheet on page F-4. Additionally, the Company has revised Note 1 on page F-10 to explain in further detail how the pro forma amounts were calculated or determined and will provide omitted information in a future pre-effective amendment when the number of shares to be issued pursuant to the Reclassification is determined.

3.                    We note from your response to our prior comment number 4 that the Reclassification will not occur until after the effectiveness of your Form S-1 registration statement. As such, please revise your pro forma financial information on pages 41 through 53 of the registration statement to include pro forma adjustments giving effect to the changes in your earnings per share and stockholders’ equity that will result from the Reclassification. The notes to the pro forma financial information should also explain in detail how any related pro forma adjustments were calculated or determined.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 46 of the Registration Statement and note 1a of the pro forma financial information to explain in further detail how any related pro forma adjustments to earnings per share and stockholders’ equity will be determined. The Company will provide omitted information in a future pre-effective amendment when the number of shares to be issued pursuant to the Reclassification is determined.

4.                    In a related matter, since the Reclassification will impact your earnings per share upon completion of the offering, please revise to disclose pro forma earnings per share giving effect to the Reclassification on the face of your historical statements of operations for all periods presented. The notes to your audited and interim financial statements should also be revised to explain the nature of the pro forma earnings per share presentation.

The Company has revised pages F-2 and F-34 to disclose pro forma earnings per share giving effect to the Reclassification on the face of its historical statements of operations for all periods presented.  The Company has revised the notes to its audited and interim financial statements on pages F-7, F-8, F-49 and F-50 to explain the nature of the pro forma earnings per share presentation.

Unaudited Condensed Consolidated Pro Forma Balance Sheet and Statement of Operations, pages 42 and 43

5.                    Please revise to disclose the number of shares expected to be issued in the offering and the expected public offering price.

The Company acknowledges the Staff’s comment and confirms that it will provide the number of shares expected to be issued in the offering and the expected public offering price in a future pre-effective amendment when such information is known.

Management’s Discussion and Analysis, page 56

Operating Results for the period August 31, 2012 through September 27, 2012 (Successor) and the period December 30, 2011 through August 31, 2012 (Predecessor), page 75

Operating Results in Comparison to the Unaudited Pro Forma Period ended September 27, 2012, page 78

6.                          We note the disclosure on page 75 which indicates that in order to present Management’s Discussion and Analysis in a way that offers investors a meaningful period to period comparison, you have presented the unaudited pro forma financial for the periods indicated which gives effect to the Merger as if “push down” accounting had been applied as of December 30, 2011. Please note that presentation and discussion of pro forma financial information for periods other than the latest fiscal year (i.e., period from March 30, 2012 through December 31, 2012) and the subsequent interim period presented in your financial statements (i.e., nine months ended September 30, 2013) is not considered appropriate. Accordingly, please revise your discussion of results of operations to eliminate the presentation and discussion of pro forma information for periods other than the latest fiscal year and subsequent interim period presented in your financial statements (i.e., for the thirty-nine weeks ended September 27, 2012).

In response to the Staff’s comment, the Company has revised its disclosure to eliminate the presentation and discussion of pro forma information for the thirty-nine weeks ended September 27, 2012.

Operating costs and expenses, page 86

7.                          The amount of the pro forma adjustment to decrease license expense for your 3D agreement of $.8 million as described on page 87 of MD&A does not agree to the amount disclosed on page 48 or $82,000. Please reconcile and revise these amounts.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 of MD&A to reconcile the amount with the amount disclosed on page 48.

Anticipated Awards under the 2013 Plan, page 134

8.                          We note from the disclosure that has been added on page 134 that in connection with the offering, participants in the MPSP including your Named Executive Officers will receive grants of fully vested shares of your common stock equal to .8% of the Company’s equity value at the time of the pricing of the offering. Please tell us and revise MD&A to disclose the number of fully vested shares that you plan to issue in connection with the offering. MD&A should also be revised to disclose how you plan to value the fully vested shares to be issued and to disclose the amount of compensation expense that will be recognized in connection with the issuance of these shares.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 133 to reflect that participants in the MPSP will receive grants of fully vested shares of the Company’s Class A common stock having an aggregate value of $12.0 million (based upon the initial public offering price). Additionally, the Company has revised the disclosure on page 69 of MD&A to disclose the amount of compensation expense that will be realized in connection with the issuance of these shares and to disclose how it plans to value the fully vested shares. The Company will further revise the disclosure on page 69 of MD&A in a future pre-effective amendment to include the number of fully vested shares that it plans to issue when the number of shares and the price range for the offering is determined.

Underwriting, page 170

The LOYAL3 Platform, page 173

9.                          We note the statement that sales of your Class A common stock through the LOYAL3 platform will be completed through a batch or combined order process no less than once per day. Please revise to clarify that you are referring to sales of your shares by investors, as opposed to the initial sale of shares in this offering. Also, please clarify that batch trades will be executed typically only once per day.

In response to the Staff’s comment, the Company has revised the disclosure on page 173 of the Registration Statement to clarify that it is referring to sales of shares by investors and to clarify that batch trades will be executed typically once per day.

AMC Entertainment Holdings, Inc. Financial Statements

Note 1. Basis of Presentation, page F-7

10.                   We note from the disclosure in Note 1 that goodwill increased during the nine months ended September 30, 2013 by $31,951 and $13,127 as a result of purchase price allocation adjustments related to the merger and Rave acquisition, respectively. Please tell us and revise the notes to your financial statements to explain the nature of the changes in facts, circumstances or the additional information obtained during the nine months ended September 30, 2013 that resulted in these purchase price allocation adjustments. As part of your response and your revised disclosure, please explain the other adjustments to the original purchase price allocations that resulted in these increases in goodwill.

Upon receipt of appraisals made by third parties which were completed in the period ended March 31, 2013, the Company finalized the purchase price allocation related to the merger. Final adjustments made increased recorded goodwill by approximately $32 million, which was attributable to reduced amounts allocated to Property, net and other long-term assets of approximately $28 million and $4 million, respectively, due to final determinations of fair values resulting from the completion of the Company’s appraisal work.

The Company recorded an increase in goodwill of approximately $13 million for the Rave acquisition, which is related to a $10 million increase in unfavorable leases, a $1 million decrease in fair value allocation to Property, net, and a $2 million adjustment to reduce working capital from amounts estimated at the acquisition date.  Amounts allocated provisionally to these accounts may change when final appraisals by a third party are completed later this year. The Company has revised Note 1 to explain the nature of the changes in facts, circumstances or additional information that resulted in the purchase price adjustments and to explain the other adjustments to the original purchase price allocations that resulted in the increases in goodwill.

Consolidated Balance Sheets, page F-35

11.                   We note your response to our prior comment 19 and the disclosures that have been added to Note 10 in response to our prior comment. However, based on your revised disclosures, which indicate that you determined the amount reflected in temporary equity for the Class N stock was based on the price paid per share by the management shareholders and Wanda at the date of the merger, we are unable to determine how you determined the temporary equity amount at December 31, 2012 of $1,811,000. In this regard, the disclosure on page F-53 indicates that the price paid by the management shareholders and Wanda ranged from $517 to $523 per share and your balance sheet indicates 2,021.01696 Class N shares which results in a temporary equity value of approximately $1,045,000 rather than $1,811,000. Please advise or revise as appropriate. Also, please explain why the Class N shares outstanding at December 31, 2012 as disclosed on page F-35 of 2,021.01696 shares differs from that in your September 30, 2013 balance sheet on page F-4 of 3,497 shares.

The Company has revised its disclosure on page F-36 to properly indicate that there are 25,000 Class N common shares authorized and 3,497 Class N common shares issued and outstanding that are classified as temporary equity and relate to the Successor.  The price paid for these shares was $1,811,000 or approximately $517 per share.  The Company has revised its disclosure on page F-36 to properly indicate that there are 375,000 Class N common shares authorized and 2,021.01696 Class N common shares outstanding as of March 29, 2012 which related to the Predecessor.

Note 1. The Company and Significant Accounting Policies, page F-38

Prior Period Adjustments, page F-50

12.                         We note your response to our prior comment 21 and the changes that have been made to your financial statements in response to our prior comment. As your financial statements for the period from inception on August 31, 2012 through December 31, 2012 have been revised to correct the error to your tax provision described on page F-50, please revise your statement of operations for this period to clearly label it as restated. Your results of operations for this period disclosed in your Summary Historical and Unaudited Financial and Operating Data on page 16, in your Selected Historical Financial and Operating Data on page 54 and elsewhere in the filing where financial information for this period is presented should be similarly revised.

The Company believes the disclosures provided in its footnotes with respect to prior period adjustments provide clear and transparent disclosure for a reader to understand the changes made to the previously issued financial statements.  As a result, the Company does not believe it is necessary to specifically label the statement of operations as restated.  The Company has, however, added disclosure in the Summary Historical and Unaudited Financial and Operating Data on page 20, the Unaudited Pro Forma Condensed Financial Statements on page 45, the Selected Historical Financial and Operating Data on page 56, and Note 20-Supplemental Financial Information (Unaudited) Consolidated Statements of Operations by Quarter to increase transparency and clarify for a reader that amounts presented in the Company’s financial statements have been revised from what was previously presented.  In addition, the Company clarified its prior period adjustments disclosure on page F-52 to more clearly disclose that such corrections were reflected as immaterial error corrections in the financial statements.  The Company believes that this presentation is consistent with previous discussions with the Staff on October 31, 2013.

Note 2. Merger, page F-52

13.                         We note your response to our prior comment 22 in which you explain your basis or rationale for not recognizing the $32.3 million of acquisition-related costs in the financial statements of the predecessor and successor entities. Please note that we will not object to your decision not to recognize these costs in the financial statements of the predecessor or successor entities to the extent that all of these costs were contingent upon the consummation of the merger transaction. However, we continue to have concern that payment for all of the $32.3 million in costs described in Note 2 may not have been contingent upon the completion of the merger transaction. Please provide us with copies of any related agreements, contracts or other documentation for the financial advisory and professional fees reflected in the table on page F-59 which supports your conclusion that the payments for these services were only payable upon consummation of the merger transaction. Similarly, please provide us with written contracts or other documentation which supports your conclusion that the management transaction bonuses and the bond amendment fees were only payable upon consummation of the merger. We may have further comment upon review of the related documentation provided.

In response to the Staff’s comment, the Company has supplied supporting documentation supplementally under separate cover.

14.                         We note your response to our prior comment 29 and the revisions that have been made to footnote (7) in Note 2 on page F-57. Please explain in further detail why you believe the Exhibitor Services Agreement with NCM represents an unfavorable contract to the Company. Also, please explain in further detail how you estimated your expected payments under the Exhibitor Services Agreement over the remaining contract term as well as the market rate that was used to determine the estimated fair value of this unfavorable contract at the merger date.

In connection with the completion of NCM, Inc.’s IPO on February 13, 2007, the Company entered into the Exhibitor Services Agreement that provided favorable terms to NCM in exchange for a payment of $231,308,000.  The Exhibitor Services Agreement was considered an unfavorable contract to the Company based on a comparison of rates charged by NCM to third-party exhibitors.  The market rate was estimated as the average rate charged by NCM to third party exhibitors.  The fair value of the contract was estimated as the present value of the difference between the Company’s expected payments under the contract and a market rate over the life of the Exhibitor Services Agreement.  The Company’s expected payments were estimated based on the Company’s expected annual attendance, screen count, and advertising revenues over the life of the Exhibitor Services Agreement.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8165.

Sincerely yours,

/s/ Matthew D. Bloch

Matthew D. Bloch
Weil, Gotshal & Manges LLP

cc:	Kevin M. Connor, AMC Entertainment Holdings, Inc.
Monica K. Thurmond, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP